

May 13, 2014

Via E-mail
Mr. Anthony Passmore. Chief Executive Officer
X-Treme Investments, Inc.
1401 West Fort Street
No. 311082
Detroit, MI 48231

> **Re: X-Treme Investments, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 21, 2014**
> **File No. 333-190573**

Dear Mr. Passmore:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 and the revised disclosure on the cover page that "we" do not have plans or intentions to merge with or acquire an unidentified company or person. Considering Mr. Passmore could sell his shares to effect a change of control, please clarify if your revised disclosure applies to Mr. Passmore as well.

2.   In connection with the preceding comment you disclose that you "may acquire companies" that further your mission. Please clarify if your business plan includes the acquisition of other consulting companies. Also, please clarify if you intend for any investments in other companies to result in the company being a majority-owned subsidiary.

Cover page

3.   We note your response to comment 3. On the cover page, you state that you will not reimburse Mr. Passmore for your expenses. However, your disclosure on page 6 and elsewhere indicates that these amounts are loans that will be repaid without interest. Please reconcile.

Capitalization, page 18

4.   We note your presentation of capitalization on an adjusted basis to give effect to the sale of 100,000,000 shares in this offering. Please tell us why you believe this presentation is appropriate given that your offering is being conducted on a self-underwritten basis (i.e., no firm commitment from an underwriter) and on a best efforts basis with no minimum number of shares to sold, or revise to remove.

Dilution, page 19

5.   Please correct the calculation of dilution to new investors as well as the impact to your existing stockholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Laura Anthony, Esq.